**SECURITIES AND EXCHANGE COMMISSION**

**Washington, DC 20549**

# FORM 8-K

**CURRENT REPORT FORM**

**Pursuant to Section 13 or 15(d) of the**
**Securities and Exchange Act of 1934**

Date of Report (Date of earliest event reported) January 23, 2002

National Real Estate Limited Partnership Income Properties II
(Exact name of registrant as specified in its charter)

| Wisconsin | 01-16874 | 39-1553195 |
|---|---|---|
| (State or other Jurisdiction of Organization) | (Commission File Number) | (IRS Employer Identification Number) |

| 1155 Quail Court, Pewaukee, Wisconsin | 53072-3703 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code (262) 695-1400

Not Applicable
(Former name or former address, if changed since last report)

**Item 2. Acquisition or Disposition of Assets**

National Real Estate Limited Partnership Income Properties II (the Partnership) sold a residential apartment complex known as Amberwood Apartments on January 23, 2002, to Amberwood Development, LLC, for $3,350,000.00.

Amberwood Apartments is located at 152$^{nd}$ Avenue, Park Township, Michigan. Constructed between 1985 and 1990, Amberwood Apartments is a 56-unit apartment complex, on approximately 5.7 acres, consisting of approximately 58,000 square feet of dwelling space.

No relationship exists between Amberwood Development, LLC, the purchaser, and National Real Estate Limited Partnership Income Properties II, the seller, or any of its affiliates, any director or officer of the Partnership, or any associate of any such director or officer.

**Item 7. Financial Statements and Exhibits**

**Unaudited Pro Forma Financial Information**

The following unaudited pro forma financial statements of the Partnership have been prepared to illustrate the effect of the sale of Amberwood Apartments. The unaudited September 30, 2001 pro forma Balance Sheet gives effect to the sale of Amberwood Apartments as if it has occurred on January 1, 2001. The unaudited pro forma Statement of Operations for the year ended December 31, 2000, gives effect to the sale of Amberwood Apartments as if it had occurred on January 1, 2000. The unaudited pro forma Statement of Operations for the nine months ended September 30, 2001, gives effect to the sale of Amberwood Apartments as if it had occurred on January 1, 2001.

The pro forma combined financial statements are presented for illustrative purposes only, and are not necessarily indicative of the financial position results of operations of the Partnership that would have been reported had the sale of Amberwood Apartments occurred on the dates indicated, nor do they represent a forecast of the financial position of the Partnership at any future date, or the results of operations of the Partnership for any future period.

## NATIONAL REAL ESTATE LIMITED PARTNERSHIP INCOME PROPERTIES II

***(A Wisconsin Limited Partnership)***

**BALANCE SHEET**

***(Unaudited)***

| | Actual 9 months ending September30, 2001 | Pro forma 9 months ending September 30, 2001 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $254,843 | $2,783,319 |
| Escrow deposits and other assets | 46,255 | 36,210 |
| Investment properties, at cost | | |
| Land | 516,590 | 404,796 |
| Buildings and improvements | 4,154,507 | 1,322,560 |
| | 4,671,097 | 1,727,356 |
| Less accumulated depreciation | 1,905,479 | 640,275 |
| | 2,765,618 | 1,087,081 |
| ***Intangible Assets:*** | | |
| Debt issue costs, net of accumulated amortization of $29,632 as of September 30, 2001 | 2,947 | 0 |
| | $3,069,663 | $3,906,610 |
| **LIABILITIES AND PARTNERS' CAPITAL** | | |
| ***Liabilities:*** | | |
| Accrued expenses and other liabilities | $536 | $536 |
| Accrued real estate tax | 22,726 | 11,681 |
| Tenant security deposits | 26,450 | 0 |
| Mortgage note payable (Note 5) | 519,062 | 0 |
| Deferred rent | 14,936 | 14,936 |
| | 583,710 | 27,153 |
| ***Partners' Capital:*** | | |
| General Partners | 57,086 | 68,216 |
| Limited Partners (authorized C 40,000 Interests; issued C 20,653.69 Interests) | 2,428,867 | 3,811,241 |

| | | |
|---|---|---|
| | 2,485,953 | 3,879,457 |
| ***See notes to financial statements.*** | $3,069,663 | $3,906,610 |

**NATIONAL REAL ESTATE LIMITED PARTNERSHIP INCOME PROPERTIES II**

***(A Wisconsin Limited Partnership)***

**Statement of Operations**

***(Unaudited)***

| | Actual ended December 31,2000 | Pro forma ended December 31,2000 | Actual 9 months ended September 30, 2001 | Pro forma 9 months ended September 30, 2001 |
|---|---|---|---|---|
| **INCOME** | | | | |
| Operating income | $764,017 | $292,192 | $563,053 | $216,100 |
| Total income | 764,017 | 292,192 | 563,053 | 216,100 |
| **OPERATING EXPENSES** | | | | |
| Operating expenses | 342,585 | 139,243 | 235,818 | 78,248 |
| Administrative expenses | 167,750 | 150,047 | 112,408 | 92,352 |
| Depreciation and amortization | 146,233 | 66,432 | 109,429 | 33,561 |
| Interest expense | 45,761 | 9,395 | 33,295 | 9,395 |
| Total expenses | 702,329 | 365,117 | 490,950 | 213,556 |
| **Income from Operations** | 61,688 | (72,925) | 72,103 | 2,544 |
| **Other Income (Expenses)**: | | | | |
| Interest income | 21,255 | 20,448 | 8,211 | 7,633 |
| Gain on sale | | 1,380,467 | | 1,463,641 |
| ***Net Income*** | $82,943 | $1,327,990 | $80,314 | $1,473,818 |
| Net Income attributable to General Partners (5%) | $4,147 | $11,181 | $4,016 | $15,144 |
| Net Income attributable to Limited Partners (95%) | $78,796 | $1,316,809 | $76,298 | $1,458,674 |

| | | | | |
|---|---|---|---|---|
| Per Limited Partnership Interests outstandingB20,653.69 | $3.82 | $63.76 | $3.69 | $70.63 |

***See notes to financial statements.***

**Cash from Sale**

Cash proceeds from the sale of Amberwood Apartments will be distributed to the limited partners.

**Exhibits**

No exhibits accompany this filing.

**Signature**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned herunto duly authorized.

National Real Estate Limited Partnership Income Properties II
Registrant

__________________
Date

____________________________________
By John Vishnevsky, General Partner